February 16, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4631
Washington, D.C. 20549
Attention: Jeffrey Gordon

Re :	Form 10-K for the year ended December 31, 2008
Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009
File No. 0-51527

Dear Mr. Gordon:

On behalf of China Gengsheng Minerals, Inc. (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter (the “Comment Letter”), dated February 2, 2010, from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the above referenced filings by the Company.

For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Company Response: The Company will make the following additional disclosures and other revisions as requested by the comments below. The Company will include this supplemental information in its future filings.

Securities and Exchange Commission
Division of Corporation Finance
February 16, 2010

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 25

2.	We have reviewed your response to prior comment two. In addition to your proposed disclosure, please also discuss in detail the business reasons for the changes between periods in revenues and operating income (loss) of each of your segments. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A will look like. See Item 303(a)(3) of Regulation S-K.

Company Response: We will describe the business reasons for the changes between periods in the financial statement line items and indicate the extent to which income was so affected. The content in the revised MD&A is shown as below:

Results of Operations (Revised)

The following table summarizes the results of our operations during the fiscal years ended on December 31, 2008, 2007 and 2006, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years. All amounts, other than percentages, are in thousands of U.S. dollars.

	Years ended December 31,
	2008		2007		2006
		As a		As a		As a
	All	percentage of	All	percentage of	All	percentage of
	amounts	net revenues	amounts	net revenues	amounts	net revenues
	(in thousands of dollars, except percentage)
Statement of operations data:
Net sales	49,762	100%	39,693	100%	27,482	100%
Cost of sales	33,800	67.92%	23,627	59.52%	16,534	60.16%
Gross profit	15,962	32.08%	16,066	40.48%	10,948	39.84%
Operating expenses
Expense for (recovery of) doubtful debt	91	0.18%	(253)	-0.64%	(58)	-0.21%
General & administrative expenses	4,378	8.79%	2,440	6.15%	2,412	8.78%
Amortization and depreciation	328	0.66%	221	0.56%	158	0.57%
Selling expenses	6,074	12.21%	4,739	11.94%	3,783	13.77%
Total operating expenses	10,871	21.85%	7,147	18.01%	6,295	22.91%
Net operating income	5,091	10.23%	8,919	22.47%	4,653	16.93%
Government grant income	75	0.15%	1,029	2.59%	33	0.12%
Interest income	37	0.07%	82	0.21%	9	0.03%
Other income	85	0.17%	5	0.01%	36	0.13%
Finance costs, net	(776)	-1.56%	(430)	-1.08%	(226)	-0.82%
Unusual charge-make good provision	-	-	(5,300)	-13.35%	-	0.00%
Income before income taxes and minority	4,512	9.07%	4,305	10.85%	4,505	16.39%
interests
Income taxes	(465)	-0.93%	(1,265)	-3.19%	(7)	-0.03%
Minority Interests	9	0.018%	(41)	-0.10%	(2)	-0.01%
Net income	4,056	8.15%	2,999	7.56%	4,496	16.36%

Securities and Exchange Commission
Division of Corporation Finance
February 16, 2010

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Sales revenues. Sales revenues increased by approximately $10.07 million, or 25.37%, to $49.76 million in 2008 from approximately $39.69 million in 2007. Our sales revenue is generated from sales of our mineral-based refractory products, primarily our monolithic refractory products, industrial ceramic products and fracture proppant products. The increase was mainly contributable to the increase of orders from our fracture proppant products, which we started to manufacture after completing the phase one construction of the fracture proppant line in 2007.

In our refractory segment, we sold approximately 105,200 tons of refractory products in 2008 compared to 107,900 tons sold in 2007. The revenue from our refractory products increased from approximately $38.09 million in 2007 to approximately $43.13 million in 2008, with the average sales price increasing from $353 per ton to $410 per ton. We increased our sales prices as a result of our increased cost of raw materials. The worldwide financial crisis, which has caused a global economic downturn, has restrained export demands for our products and domestic orders from our customers.

In our fracture proppant segment, we sold approximately 14,000 tons of fracture proppant products in 2008, which was almost 10 times more than the 1,378 tons we sold in 2007. Revenue from fracture proppant products was approximately $5.12 million in 2008, which was a significant increase from the approximately $0.45 million in 2007. Our sales of fracture proppant products were relatively low for fiscal year 2007 because we launched our fracture proppant segment in the second quarter in 2007. In 2008, due to larger and more stable production ability and an increase in marketing efforts, our fracture proppant products were sold to a broader customer base and our sales increased as a result. We also the increased our sales price from an average of $325 per ton to $365 per ton mainly because of increase in material costs.

In our industrial ceramics segment, revenue was approximately $1.51 million in 2008 compared to approximately $1.15 million in 2007. This increase was mainly attributable to the steady growth of customers from the utilities and petrochemical industries.

Cost of sales. Our cost of sales increased by approximately $10.17 million, or 43.04%, to approximately $33.8 million in 2008 from approximately $23.63 million in 2007. As a percentage of net revenues, the cost of goods sold increased approximately by 8.4% to 67.92% in 2008, from 59.52% in 2007. This increase was mainly attributable to an overall 18.4% increase in the prices of our main raw materials in 2008, including an approximately 106% increase in the price of refined bauxite, which we used more in 2008. In addition, we purchased higher quality finished goods to demonstrate better performance for our full-service customers in the fourth quarter of 2008 which also contributed to the increased costs of goods sold in 2008. In 2008, the cost of sales for refractory, functional ceramic and fracture proppant was approximately $28.51 million, $1.22 million and $3.77 million, respectively. This represented an increase of 26.6%, a decrease of 2.67% and an increase by a factor of 15 for each segment as compared to the cost of sales in 2007.

Securities and Exchange Commission
Division of Corporation Finance
February 16, 2010

Gross profit. Our gross profit decreased by approximately $0.10 million, or 0.65%, to approximately $15.96 million in 2008 from approximately $16.07 million in 2007. Gross profit as a percentage of net revenues decreased by 8.4% to 32.08% in 2008 as compared to 40.48% in 2007, mainly due to the high increase in costs of goods sold exceeding the increase in revenues from higher sales prices and sales revenue in 2008. Our sales revenues did not increase as we expected due to a significant decline in demand for our refractories products from our major steel customers and the delay in production of our new fine precisions products, which was scheduled for production in the fourth quarter of 2008. In fiscal year 2008, the gross margin for refractory, industrial ceramic and fracture proppant segments were 33.7%, 19.2% and 23.5%, respectively, compared to 40.7%, 37.3% and 13.1% in 2007, respectively. The gross profit for industrial ceramics fluctuated because the segment has flexible product mixes which differ in accordance with customers’ demands.

General and administrative expenses. Our general and administrative expenses increased by approximately $1.94 million, or 79.41%, to approximately $4.38 million in 2008 from approximately $2.44 million in 2007. As a percentage of net revenues, general and administrative expenses increased by 2.65% to 8.79% in 2008, as compared to 6.15% in 2007. The increase in expenses were due to an approximate $0.61 million increase in salaries and wages for more employees and a higher pay rate for certain of the Company’s executives, which further induced the approximately $0.09 million increase in employee welfare. An approximate $0.35 million increase in research and development costs for more R&D projects and patents applications, a $0.18 million increase in professional consulting expenses for SEC compliance, $0.25 million for our executives' overseas travel expenses for non-deal road shows and attending investor conferences in 2008 and $0.20 million for foreign exchange loss also contributed to the increase in our general and administrative expenses.

Selling expenses. Our selling expenses increased by approximately $1.34 million, or 28.17%, to approximately $6.07 million in 2008 from approximately $4.74 million in 2007. Selling expenses as a percentage of net revenues increased by 0.27% to 12.21% in 2008 as compared to 11.94% in 2007. The increase in our selling expenses was mainly contributable to the approximately $0.27 million increase in domestic traveling expenses for our sales staff for more marketing and business development activities and an approximately $0.70 million increase due to shipping costs from our selling activities and increased sales.

Securities and Exchange Commission
Division of Corporation Finance
February 16, 2010

Amortization and depreciation. Our amortization and depreciation expenses increased by approximately $0.11 million, or 48.28%, to approximately $0.33 million in 2008 from approximately $0.22 million in 2007. As a percentage of net revenues, amortization and depreciation expenses were slightly increased from 0.56% in 2007 to 0.66% in 2008. The increase in our amortization and depreciation expenses was mainly attributed to $0.60 million in expenditures for vehicle and equipment purchases for Refractories for operating purposes.

Government grant income. Our government grant income decreased by approximately $0.95 million, or 92.68%, to approximately $0.08 million in 2008 from approximately $1.03 million in 2007. As a percentage of net revenues, our government grant income was 0.59% in 2008 and 2.59% in 2007. This significant decrease was because in 2007 we received approximately $1.03 million as an incentive payment from the local government for the successful listing of the Company and for good performance by Refractories, and in 2008, we received approximately $0.06 million as incentive payment from the local government for the advanced technology subsidy paid to Refractories, which was reduced partly due to the government’s budget restraints.

Finance costs. Our finance cost increased by approximately $0.35 million, or 80.5%, to approximately $0.78 million in 2008 from approximately $0.43 million in 2007. As a percentage of net revenues, our finance cost was 1.56% in 2008 and 1.08% in 2007. This significant increase was primarily due to an approximately $0.32 million increase in discount interest cost, which the Company paid domestic banks to discount receivables for cash to accelerate the collection of receivables and for other operating capital needs.

Income before income taxes and minority interests. Our income before income taxes and minority interests increased by approximately $0.2 million, or 4.81%, to approximately $4.51 million in 2008 from approximately $4.31 million in 2007. As a percentage of net revenues, our income before income taxes and minority interests decreased by 1.78% to 9.07% in 2008, as compared to 10.85% in 2007. This decrease of percentage was primarily attributable to the increases from the cost of goods sold, higher selling prices and higher general and administration expenses, which exceeded the increase in sales revenue in 2008.

Income taxes. We incurred income taxes of approximately $0.47 million, which was a decrease of approximately $0.80 million or 63.22% in 2008, compared to approximately $1.26 million in 2007. As a percentage of net revenues, our income taxes decreased by 2.26% to 0.93% in 2008 as compared to 3.19% in 2007. We paid fewer taxes in 2008 mainly because our income before income taxes was approximately $4.51 million, which was significantly less than the approximately $9.61 million (excluded the make good provisions of $5.3 million) in 2007. In addition, for our Refractories subsidiary, the tax rate was reduced from 15% to 12.5% because of changes to the Chinese tax policy, which decreased the tax rate for high-tech enterprises from 15% to 12.5% . The income from Duesail was exempted from the enterprise income tax for 2008, because the subsidiary enjoyed a tax exemption period from 2007 to 2008.

Securities and Exchange Commission
Division of Corporation Finance
February 16, 2010

Net income. Net income increased by approximately $1.06 million, or 35.24%, to approximately $4.06 million in 2008 from approximately $3 million in 2007, due to the exclusion of the make good provision of $5.3 million in 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Sales revenues. Our sales revenues increased by approximately $12.21 million, or 44.43%, to approximately $39.69 million in 2007 from approximately $27.48 million in 2006. The increase was mainly contributed to a significant increase in orders from our existing refractory customers due to their increased demands in 2007. Revenue from monolithic refractory products was approximately $38.09 million in 2007, which was a 43.0% increase compared to approximately $26.64 million in 2006. The increase in sales was driven by our comprehensive maintenance services that we provide along with sales of our products. Four new customers, namely Shanxi Zhongyu Steel, Nanchang Changli Steel, Anshan Baode Steel and Heilongjiang Jianlong Steel, also have contributed approximately $5.4 million to our sales of monolithic refractory products in 2007, which accounted for about 13.6% of the total sales in 2007. Revenue from industrial ceramic increased 37.3%, from approximately $0.84 million in 2006 to approximately $1.15 million in 2007. Our fracture proppant segment, which launched in the second quarter of 2007, contributed approximately $0.45 million to our revenue in 2007.

Cost of sales. Our cost of sales increased by approximately $7.09 million, or 42.9%, to approximately $23.63 million in 2007 from approximately $16.53 million in 2006. This increase was mainly attributable to the increase in sales as described above. As a percentage of net revenues, the cost of goods sold decreased by approximately 0.64% to 59.52% in 2007 from 60.16% in 2006. The decrease of such percentage was mainly due to the effective control of our production process, our decrease of materials waste and more competitive prices offered by our suppliers of raw materials.

Gross profit. Our gross profit increased by approximately $5.12 million, or 46.76%, to approximately $16.07 million in 2007 from approximately $10.95 million in 2006. Gross profit as a percentage of net revenues increased by 0.64% in 2007 as compared to 39.84% in 2006 and was mainly due to the increase in our sales revenue and the relative decrease of our fixed costs. Such percentage increase also was due to the effective control of the production process, a decrease in materials waste and the decrease in prices offered by our suppliers on purchasing resale goods. Furthermore, the percentage of turnkey project revenue increased to 36.88% in 2007 from 35% in 2006. The increase in gross profit also was due to a decrease in the purchase cost and an increase in sales volumes for outsourced shaped refractory products, which we do not produce ourselves but order from third parties and then resell to our customers. Our revenue from shaped refractory products increased approximately $2.75 million, or 34.12%, to approximately $10.8 million in 2007 from approximately $8.06 million in 2006.

Expense for (recovery of) doubtful debts. Our recovery of doubtful debts increased by approximately $0.19 million to approximately $0.25 million in 2007 from approximately $0.06 million in 2006. This increase in our recovery of doubtful debts was attributable to the decrease of doubtful debts.

Securities and Exchange Commission
Division of Corporation Finance
February 16, 2010

General and administrative expenses. Our general and administrative expenses increased by approximately $0.03 million, or 1.2%, to approximately $2.44 million in 2007 from approximately $2.41 million in 2006. The increase of expenses was due to the increase in salaries for newly recruited executive officers and bonuses paid to employees for better sales performance in 2007. As a percentage of net revenues, general and administrative expenses decreased to 6.15% in 2007 as compared to 8.78% in 2006. This decrease in percentage was primarily due to our effective cost cutting.

Unusual charge-make good provision. Our unusual charge-make good provision expenses on the Make Good Agreement increased by $5.3 million or 100% to $5.3 million in 2007 from $0 in 2006. The increase in make good provision expenses was mainly due to the achievements of the net income thresholds for 2007 and the release of 1,656,067 shares by the escrow agent to the majority shareholder, which amounted to $5.3 million based on the fair value of the shares as of the date when the performance goals were met on December 31, 2007.

Amortization and depreciation. Our amortization and depreciation expenses increased by $63,562, or 40.28%, to approximately $0.22 million in 2007 from approximately $0.16 million in 2006. As a percentage of net revenues, expenses associated with amortization and depreciation were slightly decreased by 0.01% from 0.57% in 2006 to 0.56% in 2007. Such percentage decreased due to depreciation expenses did not increase with the increase of sales. The increase in our amortization and depreciation expenses was mainly attributed to the new subsidiary, Duesail, which commenced its business in 2006, and therefore Duesail incurred more depreciation expenses in 2007.

Selling expenses. Our selling expenses increased by approximately $0.96 million, or 25.27%, to approximately $4.74 million in 2007 from approximately $3.78 million in 2006. The increase in our selling expenses resulted primarily from costs associated with the increase in our sales volume, which increased our transportation fee by 27.8% to approximately $2.82 million. As a percentage of net revenues, selling expenses decreased by 1.83% in 2007 as compared with 2006 due largely to improved cost controls and an approximately $0.33 million decrease of entertainment and advertising expenses from tighter internal financial control and effective marketing plans.

Government grant income. Our government grant income increased by approximately $1 million, or 29 times, to $1.03 million in 2007 from $33,251 in 2006. As a percentage of net revenues, our government grant income was 2.59% in 2007 and 0.12% in 2006. This increase was primarily because the local government rewarded the Company $1.03 million for the successful listing of the Company and for good performance by Refractories.

Finance costs. Our finance costs increased by $203,626, or 90.01%, from $226,236 in 2006 to $429,862 in 2007. The increase was mainly due to the increase in loans from approximately $1.9 million in 2006 to approximately $11.5 million in for more working capital uses and for the new segment of fracture proppant, which launched in the second quarter of 2007.

Securities and Exchange Commission
Division of Corporation Finance
February 16, 2010

Income before income taxes and minority interests. Our income before income taxes and minority interests decreased by approximately $0.2 million, or 4.3%, to approximately $4.31 million in 2007 from approximately $4.50 million in 2006. As a percentage of net revenues, our income before income taxes and minority interests decreased by 5.54% in 2007 as compared with 2006. This decrease was primarily attributable to the $5.3 million incurred pursuant to the Make Good Agreement.

Income taxes. We incurred income taxes of approximately $1.27 million in 2007 compared to $7,010 in 2006. We paid more taxes in 2007 because we were entitled to a tax holiday in 2006, and in 2007, we were charged income tax at a rate of 15%.

Net income. Net income decreased by approximately $1.5 million, or 32.39%, to approximately $3.0 million in 2007 from approximately $4.50 million in 2006 as a result of the factors described above.

Financial Statements, page F-1

Note 3 – Summary of Significant Accounting Policies, page F-10

Warranty, page F-13

3.

We have reviewed your response to prior comment six. Exclusive reliance on a numerical threshold is generally not sufficient to determine whether amounts or disclosures are material to financial statements. Please tell us how you considered both the quantitative and qualitative criteria of SAB Topic 1.M in determining that your financial statements for the years ended 2007 and 2008 and the nine months ended September 30, 2009 would not have been materially impacted if you had accrued for warranty expense at the time of sale.

Company Response: Only a fraction of the Company’s sales are under warranty programs. Sales with warranty programs of $4.01 million, $4.66 million and $3.67 million accounted for 9.62%, 9.36% and 9.24% of total revenues for the first nine months of 2009 and the fiscal years ended 2008 and 2007, respectively. The warranty programs guarantee the products for usage over a pre-agreed period of time of service life or a pre-determined number of heating times. If a claim qualifies under the program, we will be responsible to repair the system. Based on past experience, the Company did not encounter any significant claims from such customers. The warranty expenses amounted to $0.19 million, $0.23 million and $0.11 million for the first nine months of 2009 and the fiscal years ended 2008 and 2007, respectively, which represented 3.93%, 5.70% and 3.80%, respectively, of net income. We consider not accruing warranty expense would not materially impact our financial statements in the qualitative aspect because accruing warranty expenses would not, in management’s judgment, significantly influence users of the financial information who may be interested in this number, including customers and suppliers, governing bodies or investors. The fact that the actual warranty expense is disclosed in the financial statements by way of note provided in our view adequate information to users who may be interested in this number, as it provides an accurate measure of the extent of expenditure incurred, which perhaps may be an indication of quality of the Company’s products. Based on the materiality criteria of SAB Topic 1.M, the Company has determined to change its policy to begin accruing for warranty expenses at the time of sale when the warranty programs reach 10% of total sales or when warranty expenses reach 5% of net income.

Securities and Exchange Commission
Division of Corporation Finance
February 16, 2010

Warranty analysis, with all amounts, other than percentages, are in thousands of U.S. dollars.

items and analysis US$, 000	FY2006	FY2007	FY2008	Jan-Sep 2009
Sales with Warranty	2,602	3,667	4,657	4,009
Total Revenue (“TR”)	27,482	39,693	49,763	41,684
Net income (“NI”)	4,496	2,999	4,056	4,741
warranty expense	77	114	231	186
% (Sales with warranty/TR)	9.47%	9.24%	9.36%	9.62%
% (warranty expense/NI)	1.71%	3.80%	5.70%	3.93%
% (warranty expense/sales with warranty programs)	2.96%	3.11%	4.96%	4.64%

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

Item 1– Financial Statements, page 4

General

4.	We have reviewed your response to prior comment 11. Please note that the reconciliation required by FASB ASC 810-10-50-1A(c) is required for each reporting period. As such, please revise your future filings to also include the reconciliation for the relevant prior periods as well.

Company Response: We will add a note to the Company’s financial statements in future filings to include the reconciliation. The revised reconciliation is as follow:

	China Gengsheng Minerals, Inc. Stockholders
				Accumulated
			Statutory	Other
	Common	Paid-in	And Other	Comprehensive	Retained	Noncontrolling	Comprehensive
	Stock	Capital	Reserves	Income	Earnings	Interest	Income	Total

Balance, December 31, 2007	$24,038	$19,608,044	$6,723,050	$2,318,600	$8,506,644	$184,643	$-	$37,365,019
Comprehensive income:
Net income	-	-	-	-	4,698,489	(8,912)	-	4,689,577
Other comprehensive income	-	-	-	1,975,554	-	-	1,975,554	1,975,554
Comprehensive income							$1,975,554	6,665,131
Balance, September 30, 2008	$24,038	$19,608,044	$6,723,050	$4,294,154	$13,205,133	$175,731		$30,699,888
Balance, December 31, 2008	$24,038	$19,608,044	$7,207,206	$4,355,605	$12,078,137	$175,731	$-	$43,448,761
Comprehensive income:
Net income	-	-	-	-	4,664,760	76,485	-	4,741,245
Other comprehensive income	-	-	-	3,557	-	1	3,558	3,558
Comprehensive income							$3,558	4,744,803
Balance, September 30, 2009	$24,038	$19,608,044	$7,207,206	$4,359,162	$16,742,897	$252,217		$48193,564

Securities and Exchange Commission
Division of Corporation Finance
February 16, 2010

* * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in their filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us or our legal counsel, Howard H. Jiang at (212) 704-6063 or Jie Xiu at (212) 704-6018, if you have any further comments or questions regarding this matter. Their fax number is (212) 704-5904.

Sincerely,

/s/ Shunqing Zhang
Shunqing Zhang
Chief Executive Officer and Chairman